SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

SafeNet Inc.
(Name of Subject Company)
Stealth Acquisition Corp.
a wholly-owned subsidiary
of
Vector Stealth Holdings II, L.L.C.
(Name of Person(s) Filing Statement)
COMMON STOCK, $.01 PAR VALUE PER SHARE
(Title of Class of Securities)
78645R107
(CUSIP Number of Class of Securities)

Dewey Chambers
456 Montgomery Street, 19th Floor
San Francisco, CA 94104
(415) 293-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of Filing Persons)
Copy to:
Michael J. Kennedy, Esq.
Steve L. Camahort, Esq.
O’Melveny & Myers LLP
275 Battery Street
San Francisco, CA 94111
(415) 984-8700
Calculation of Filing Fee

Transaction Valuation:	Amount of Filing Fee:
$690,324,300*	$21,192.96	**

*	Estimated for purpose of calculating the filing fee only. The transaction valuation was determined by multiplying the purchase price of $28.75 per share by the sum of (i) the 21,072,626 shares of common stock, par value $0.01 per share, of SafeNet, Inc. (the “Shares”), issued and outstanding as of February 28, 2007; and (ii) the 2,937,654 Shares that are issuable under outstanding SafeNet stock options with an exercise price of less than $28.75 per Share.
**	The amount of the filing fee, in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, is calculated by multiplying the transaction valuation by 0.0000307.
☐ Check box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identity the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
☐ Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going-private transactions subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Item 1. Summary Term Sheet
Item 2. Subject Company Information
Item 3. Identity and Background of Filing Person
Item 4. Terms of the Transaction
Item 5. Past Contacts, Transactions, Negotiations and Agreements
Item 6. Purpose of the Transaction and Plans or Proposals
Item 7. Source and Amount of Funds or Other Consideration
Item 8. Interest in Securities of the Subject Company
Item 9. Persons/Assets Retained, Employed, Compensated or Used
Item 10. Financial Statements
Item 11. Additional Information
Item 12. Exhibits.
Item 13. Information Required by Schedule 13E-3.
EXHIBIT INDEX
Exhibit (a)(1)(A)
Exhibit (a)(1)(B)
Exhibit (a)(1)(C)
Exhibit (a)(1)(D)
Exhibit (a)(1)(E)
Exhibit (a)(1)(F)
Exhibit (a)(1)(G)
Exhibit (b)(1)
Exhibit (b)(2)
Exhibit (b)(3)
Exhibit (d)(1)
Exhibit (d)(2)
Exhibit (d)(3)
Exhibit (d)(4)
Exhibit (d)(5)

     This Tender Offer Statement on Schedule TO (this “Schedule TO”), is filed by Stealth Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Vector Stealth Holdings II, L.L.C., a Delaware limited liability company (“Parent”). This Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of Common Stock, par value $0.01 per share (the “Shares”), of SafeNet, Inc., a Delaware corporation (the “Company”), at a purchase price of $28.75 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 12, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B ) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).
     The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answer to Items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein.
Item 1. Summary Term Sheet
     The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.
Item 2. Subject Company Information
     (a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is SafeNet, Inc. (“SafeNet”). SafeNet’s principal executive offices are located at 4690 Millenium Drive, Belcamp, Maryland 21027. SafeNet’s telephone number is (410) 931-7500.
     (b) This statement relates to the common stock, par value $.01 per share, of SafeNet. Based upon information provided by SafeNet, there were 21,072,626 shares of SafeNet common stock issued and outstanding as of February 28, 2007. The information set forth in the “Introduction” of the Offer to Purchase is incorporated herein by reference.
     (c) The information set forth in Section 6 of the Offer to Purchase entitled “Price Range of Shares; Dividends on the Shares” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person
     (a), (b), (c) This Schedule TO is filed by the Offeror. The information set forth in Section 9 of the Offer to Purchase entitled “Certain Information Concerning the Director, Executive Officers and Control Persons of Offeror” and Schedule I to the Offer to Purchase is incorporated herein by reference.
Item 4. Terms of the Transaction
     (a) The information set forth in the Offer to Purchase is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements
     (a), (b) The information set forth in the “Introduction” and Sections 9, 11, 12 and 13 of the Offer to Purchase entitled “Certain Information Concerning Offeror and its Affiliates,” “Background of Offer; Past Contacts or Negotiations with the Company,” “Purpose of the Offer; the Merger; Plans for the Company” and “The Transaction Documents,” respectively, is incorporated herein by reference.

Item 6. Purpose of the Transaction and Plans or Proposals
     (a), (c)(1)-(7) The information set forth in the “Introduction” and Sections 7, 12 and 13 of the Offer to Purchase entitled “Effect of Offer on Listing; Market for Shares and SEC Registration,” “Purpose of the Offer; the Merger; Plans for the Company,” and “The Transaction Documents,” respectively, is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration
     (a), (b), (d) The information set forth in Section 10 of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.
Item 8. Interest in Securities of the Subject Company
     The information set forth in the “Introduction” and Sections 8, 9, 11 and 13 of the Offer to Purchase entitled “Certain Information Concerning the Company,” “Certain Information Concerning Offeror and its Affiliates,” “Background of Offer; Past Contacts or Negotiations with the Company” and “The Transaction Documents,” respectively, is incorporated herein by reference.
Item 9. Persons/Assets Retained, Employed, Compensated or Used
     (a) The information set forth in Sections 11, 13 and 18 of the Offer to Purchase entitled “Background of Offer; Past Contacts or Negotiations with the Company,” “The Transaction Documents” and “Fees and Expenses,” respectively, is incorporated herein by reference.
Item 10. Financial Statements
     (a), (b) Not applicable.
Item 11. Additional Information
     (a)(1) The information set forth in Sections 9, 11 and 13 of the Offer to Purchase entitled “Certain Information Concerning Offeror and its Affiliates,” “Background of Offer; Past Contacts or Negotiations with the Company” and “The Transaction Documents,” respectively, is incorporated herein by reference.
     (a)(2), (3) The information set forth in Sections 13, 15 and 16 of the Offer to Purchase entitled “The Transaction Documents,” “Certain Conditions to Offeror’s Obligations” and “Certain Regulatory and Legal Matters,” respectively, is incorporated herein by reference.
     (a)(4) The information set forth in Sections 7 and 16 of the Offer to Purchase entitled “Effect of Offer on Listing; Market for Shares and SEC Registration” and “Certain Regulatory and Legal Matters,” respectively, is incorporated herein by reference.
     (a)(5) The information set forth in Section 19 of the Offer to Purchase entitled “Miscellaneous” is incorporated herein by reference.
     (b) The information set forth in the Offer to Purchase is incorporated herein by reference
Item 12. Exhibits.

(a)(1)(A)	Offer to Purchase, dated March 12. 2007.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery. *

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. *

(a)(1)(G)	Form of Summary Advertisement as published in The Wall Street Journal on March 12, 2007.

(a)(1)(H)	Press Release issued on March 5, 2007. (1)

(b)(1)	Senior Secured Financing Commitment Letter, dated March 5, 2007, among Vector Stealth Holdings II, L.L.C. (“Parent”), Deutsche Bank Trust Company Americas, Deutsche Bank Securities Inc. and Citigroup Global Markets, Inc.

(b)(2)	Form of Limited Guarantee delivered by affiliates of Vector Capital Partners III, L.L.C. (the “Sponsor”) and Ziff Asset Management, L.P.

(b)(3)	Form of Limited Guarantee delivered by Investors other than affiliates of the Sponsor and an affiliate of Ziff Asset Management, L.P.

(d)(1)	Agreement and Plan of Merger, dated as of March 5, 2007, among Parent, Stealth Acquisition Corp. and SafeNet, Inc. (the “Company”).

(d)(2)	Mutual Non-Disclosure Agreement, dated as of September 28, 2006, between an affiliate of the Sponsor and the Company.

(d)(3)	Complaint filed in the Court of Chancery of the State of Delaware captioned Globis Capital Partners, L.P. v. SafeNet Inc., et al., Case No. 2772-N, filed on March 7, 2007.

(d)(4)	Complaint filed in the Court of Chancery of the State of Delaware captioned Plymouth County Retirement Systems v. SafeNet Inc., et al., Case No. 2782-N, filed on March 9, 2007.

(d)(5)	Complaint filed in the Circuit Court for Hartford County, Maryland captioned Joseph Caterello v. Walte W. Straub et al., Case No. 12-C-07-708, filed on March 8, 2007.

(g)	Not applicable.

(h)	Not applicable.
* Included in mailing to stockholders.
(1) Incorporated by reference to the Schedule TO-C filed by Stealth Acquisition Corp. on March 5, 2007.
Item 13. Information Required by Schedule 13E-3.
     Not applicable.

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 12, 2007

STEALTH ACQUISITION CORP.
By:	/s/ Alexander R. Slusky
	Name:	Alexander R. Slusky
	Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit
No.

(a)(1)(A)	Offer to Purchase, dated March 12. 2007.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery. *

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. *

(a)(1)(G)	Form of Summary Advertisement as published in The Wall Street Journal on March 12, 2007.

(a)(1)(H)	Press Release issued on March 5, 2007. (1)

(b)(1)	Senior Secured Financing Commitment Letter, dated March 5, 2007, among Vector Stealth Holdings II, L.L.C. (“Parent”), Deutsche Bank Trust Company Americas, Deutsche Bank Securities Inc. and Citigroup Global Markets, Inc.

(b)(2)	Form of Limited Guarantee delivered by affiliates of Vector Capital Partners III, L.L.C. (the “Sponsor”) and Ziff Asset Management, L.P.

(b)(3)	Form of Limited Guarantee delivered by Investors other than affiliates of the Sponsor and an affiliate of Ziff Asset Management, L.P.

(d)(1)	Agreement and Plan of Merger, dated as of March 5, 2007, among Parent, Stealth Acquisition Corp. and SafeNet, Inc. (the “Company”).

(d)(2)	Mutual Non-Disclosure Agreement, dated as of September 28, 2006, between an affiliate of the Sponsor and the Company.

(d)(3)	Complaint filed in the Court of Chancery of the State of Delaware captioned Globis Capital Partners, L.P. v. SafeNet Inc., et al., Case No. 2772-N, filed on March 7, 2007.

(d)(4)	Complaint filed in the Court of Chancery of the State of Delaware captioned Plymouth County Retirement Systems v. SafeNet Inc., et al., Case No. 2782-N, filed on March 9, 2007.

(d)(5)	Complaint filed in the Circuit Court for Hartford County, Maryland captioned Joseph Caterello v. Walte W. Straub et al., Case No. 12-C-07-708, filed on March 8, 2007.

(g)	Not applicable.

(h)	Not applicable.
* Included in mailing to stockholders.
(1) Incorporated by reference to the Schedule TO-C filed by Stealth Acquisition Corp. on March 5, 2007.